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                      SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                          ARAKIS ENERGY CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    03852L10
                                 (CUSIP Number)

                               Charles B. Crowell
                             Crowell & Bishop, PLLC
                          8117 Preston Road, Suite 800
                              Dallas, Texas 75225
                                 (214) 696-3200
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 11, 1997
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 03852L10

(1) Names of reporting persons S.S. or I.R.S. Identification Nos. of above persons

         Sands Petroleum AB

(2)      Check the appropriate box if a member of a group
                                                                            [  ]

(3)      SEC use only


(4)      Source of funds

         WC
(5)      Check if disclosure of legal proceedings is required pursuant to Items
         2(d) or 2(e)                                                       [  ]


(6)      Citizenship or place of organization

         Sweden

Number of shares beneficially owned
by each reporting person with:

(7)      Sole voting power

         7,255,800
(8)      Shared voting power

         0
(9)      Sole dispositive power

         7,255,800
(10)     Shared dispositive power

         0
(11)     Aggregate amount beneficially owned by each reporting person

         7,255,800
(12)     Check if the aggregate amount in Row (11) excludes certain shares
                                                                            [  ]

(13)     Percent of class represented by amount in Row (11)

         8.2%
(14)     Type of reporting person

         CO





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Item 1.  Security and Issuer

         This statement relates to the common stock (the "Shares"), of Arakis Energy Corporation (the "Issuer"). The address of the principal executive office of the Issuer is Suite 320, 540 Fifth Avenue, S.W., Calgary, Alberta, Canada T2POM2.

Item 2.  Identity and Background

         The entity filing this statement is Sands Petroleum AB, a corporation organized under the laws of Sweden (the "Registrant"). The principal business address of the Registrant is Hovslagargatan 5B, 111 48 Stockholm, Sweden.

         The Registrant is primarily engaged in the business of conducting oil and gas operations. The names, present principal occupations and business addresses of each director and executive officer of the Registrant are set forth on Exhibits 2(a) through 2(h) which are attached hereto and incorporated by reference herein.

         Neither the Registrant nor any of its executive officers or directors has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 7,255,800 Shares, including payment of commissions, was $29,415,725.23. The source of the funds used to purchase such Shares was the general working capital of the Registrant.

Item 4.  Purpose of Transaction

         Registrant acquired its Shares based upon the belief that the Shares were undervalued. Registrant is interested in having the Issuer act with a view towards maximizing shareholder values.

         Heretofore, Registrant has not been in contact with the Issuer. However, Registrant intends to contact representatives of the Issuer in order to seek representation on the Issuer's board of directors. Registrant is also considering other courses of action designed to help maximize shareholder values, including, but not limited to, requesting a list of shareholders of the Issuer in order to discuss with other shareholders whether management of the Issuer is acting in their best interest. Registrant has made no final determination with respect to any specific course of action at the present time.





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         Registrant intends to acquire additional Shares as it deems appropriate, whether in open market purchases, privately negotiated transactions, by tender offer or otherwise, subject to availability of Shares at prices which it deems favorable. While it is not Registrant's present intention to do so, Registrant reserves the right to dispose of some or all of its Shares in the open market or in privately negotiated transactions to third parties or otherwise.

Item 5.  Interest in Securities of Issuer

         (a) As of March 21, 1997 the Registrant is the beneficial owner of 7,255,800 Shares, representing approximately 8.2% of the outstanding Shares of the Issuer, based upon the most recent information available to Registrant. To the best of the knowledge of the Registrant, none of the directors or executive officers of the Registrant individually are beneficial owners of any Shares.

         (b) The Registrant has the sole power to vote and to dispose of the Shares which are the subject of this statement.

         (c) The following table sets forth all transactions with respect to Shares effected during the past sixty days by each of the persons named in Item 5(a) above. Each transaction set forth below reflects an open market purchase effected on the National Association of Securities Dealers National Market
System:

    TRADE DATE         NUMBER OF SHARES         PRICE PER SHARE
       2/7/97               105,000                  $3.25

      2/10/97               115,000                   3.25

      2/11/97                60,000                  3.375

      2/12/97                82,000                  3.627

      2/13/97               356,000                  3.791

      2/14/97               359,000                   3.92

      2/18/97               108,000                  3.916

      2/19/97               311,000                  3.878

      2/20/97                44,500                  3.563

      2/25/97               100,000                  3.724

      2/26/97                54,600                  3.711

      2/27/97               123,700                  3.675

      2/28/97               121,500                  3.653

      2/28/97               500,000                  3.625

       3/3/97                37,500                  3.749

       3/4/97               415,000                  3.839





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
       3/5/97               150,000                  3.938

       3/6/97               300,000                  3.875

       3/7/97               300,000                  3.938

       3/7/97               200,000                      4

      3/11/97               625,000                  3.875

      3/17/97               112,000                  3.725

      3/18/97               205,000                  3.879

      3/19/97               800,000                  4.202

      3/20/97               971,000                  4.663

      3/21/97               700,000                  4.871

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         Exhibits 2(a) through 2(h): Information regarding directors and executive officers of Registrant.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 21, 1997                       SANDS PETROLEUM AB



                                            By: /s/ ADOLF H. LUNDIN
                                              -----------------------------
                                            Adolf H. Lundin
                                            Chairman of the Board of Directors





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                                  EXHIBIT 2(a)

Adolf H. Lundin

 Business address         6 rue de Rive, P.O. Box 3410, 1211 Geneve 3,
                          Switzerland

 Principal occupation

          Position        Chairman of the Board of Directors

          Employer        Sands Petroleum AB

 Nationality              Sweden





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                                  EXHIBIT 2(b)

Ashley Heppenstall

 Business address         6 rue de Rive, P.O. Box 3410, 1211 Geneve 3,
                          Switzerland

 Principal occupation

          Position        Managing Director

          Employer        Sands Holdings (UK) Ltd.

 Nationality              United Kingdom





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                                  EXHIBIT 2(c)

Kai Hietarinta

 Business address         6 rue de Rive, P.O. Box 3410, 1211 Geneve 3,
                          Switzerland

 Principal occupation

          Position        Deputy Chairman and Deputy Managing Director

          Employer        Neste Oy

 Nationality              Finland





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                                  EXHIBIT 2(d)

Bo Lindfors

 Business address         6 rue de Rive, P.O. Box 3410, 1211 Geneve 3,
                          Switzerland

 Principal occupation

          Position        Vice President Exploration and Production

          Employer        Neste Oy

 Nationality              Finland





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                                  EXHIBIT 2(e)

Ian H. Lundin

 Business address         6 rue de Rive, P.O. Box 3410, 1211 Geneve 3,
                          Switzerland

 Principal occupation

          Position        Managing Director

          Employer        International Petroleum Corporation

 Nationality              Sweden





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                                  EXHIBIT 2(f)

Nigel R. McCue

 Business address         6 rue de Rive, P.O. Box 3410, 1211 Geneve 3,
                          Switzerland

 Principal occupation

          Position        Finance Director

          Employer        International Petroleum Corporation

 Nationality              United Kingdom





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                                  EXHIBIT 2(g)

Magnus Unger

 Business address         6 rue de Rive, P.O. Box 3410, 1211 Geneve 3,
                          Switzerland

 Principal occupation     Investments

          Position

          Employer

 Nationality              Sweden





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                          EXHIBIT 2(h)

Magnus Nordin

 Business address         6 rue de Rive, P.O. Box 3410, 1211 Geneve 3,
                          Switzerland

 Principal occupation

          Position        Managing Director

          Employer        Sands Petroleum AB

 Nationality              Sweden





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